July 29, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:    Ms. Rebekah Reed
Office of Trade & Services

Re:	Playboy, Inc.
Registration Statement on Form S-3 (No. 333-288774)
Ladies and Gentlemen:
Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-288774) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern Time on August 1, 2025, or as soon as practicable thereafter.
We request that we be notified of such effectiveness by a telephone call or e-mail to the undersigned at (212) 451-2240 or cdubon@olshanlaw.com and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Claudia B. Dubón
Claudia B. Dubón
cc:    Mr. Chris Riley